U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 0-28191

eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF
CANTOR FITZGERALD, L.P. AND ITS AFFILIATES
(Full title of the plan)

eSPEED, INC.
135 East 57th Street
New York, New York 10022

(Name of issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates

Form 11-K

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS:
Statements of Assets Available for Plan Benefits as of December 31, 2003 and 2002	4
Statement of Changes in Assets Available for Plan Benefits For the Year Ended December 31, 2003	5
Notes to Financial Statements	6 - 8
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i- Schedule of Assets (Held at End of Year) As of December 31, 2003	9
SIGNATURE	9
EXHIBIT INDEX	10

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
eSpeed, Inc.
New York, NY

We have audited the accompanying statements of assets available for benefits of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of amounts held at year-end is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
June 25, 2004

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates

Statement of Assets Available for Plan Benefits

	December 31,
	2003	2002
ASSETS:
Participant-directed investments:	$42,880,950	$34,973,028
Receivables:
Participant contributions	492,735	—
Employer contributions	156,625	128,094
Total receivables	649,360	128,094
ASSETS AVAILABLE FOR PLAN BENEFITS	$43,530,310	$35,101,122

See accompanying notes to financial statements.

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates

Statement of Changes in Assets Available for Plan Benefits

Year ended December 31, 2003
ADDITIONS:
Contributions:
Participant contributions	$4,124,344
Employer contributions	156,625
Total contributions	4,280,969
Investment gain:
Net appreciation in fair value of investments	7,140,848
Interest and dividends	389,726
Net investment gain	7,530,574
Total additions	11,811,543
DEDUCTIONS —
Distributions to participants	(3,382,355)
Total deductions	(3,382,355)
NET INCREASE IN ASSETS AVAILABLE FOR PLAN BENEFITS	8,429,188
ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF YEAR	35,101,122
ASSETS AVAILABLE FOR PLAN BENEFITS, END OF YEAR	$43,530,310

See accompanying notes to financial statements.

eSpeed, Inc Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates

Notes to Financial Statements

1.    Description of Plan

The following description of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan"), formerly the Cantor Fitzgerald Deferral Plan, provides general information concerning the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is co-sponsored by Cantor Fitzgerald, L.P. (CFLP) and eSpeed, Inc. (eSpeed).

Eligibility - All full-time employees of CFLP and eSpeed, as well as their participating domestic affiliates (collectively referred to as the "Company") are eligible to participate in the Plan upon hire and reaching the age of 21, except for non-resident aliens who receive no earned income from U.S. sources. Eligibility begins the first day of the following month after these requirements are met.

Participant Contributions - The maximum deferral amount under the Plan that could be elected is the lower of 80% of salary or a certain statutory limit ($12,000 in 2003), which may be adjusted in future years for cost of living adjustments pursuant to Internal Revenue Code section 402(g)(4). In addition, there are other limitations set forth in the Internal Revenue Code, which the Plan must satisfy. Deferrals exceeding the limit will be refunded to the participants. There were no deferrals in excess of Internal Revenue Code limitations related to the 2003 Plan year.

Company Contributions - The Plan allows eligible participants to invest in eSpeed's Class A common stock (the eSpeed Stock Fund). In addition to the election by the participants to contribute to the eSpeed Stock Fund, the Company matches contributions to this fund annually with up to $3,000 of the Company's Class A common stock per participant. In 2003, eSpeed contributed 6,670 shares of its Class A common stock valued at $156,625 which are included in Employer contributions receivable at December 31, 2003.

Investment Options - Participants direct the investment of their contributions into the various investment options offered by the Plan.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of credited service, one-third being earned each year.

Forfeitures - Participant contributions are non-forfeitable at all times. Matching contributions are forfeitable in the event a participant terminates before the participant's matching contribution account is fully vested. The unvested portions are forfeited and applied to such future matching contributions at the discretion of the Company. At December 31, 2003 and December 31, 2002, forfeited nonvested accounts totaled $2,635 and $429 respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2003, no employer contributions were reduced from forfeited nonvested accounts.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payments of Benefits Upon Termination of Service - Payment of benefits will begin as soon as practicable following normal retirement age (59½) or disability. Participants may elect to defer receipt until a later date but not later than the April 1st following the calendar year in which the participant attains age 70½.

Distributions - For reason other than retirement, death or disability, a participant's account balance will be distributed as soon as practicable after termination. If a participant's account balance is more than $5,000, no distribution will be made prior to normal retirement age without the participant's written consent.

Loans to Participants – A participant may generally borrow funds from the Plan in amounts not exceeding the lesser of $50,000 or one-half of the participant's account balance. Interest on outstanding loans is charged at a fixed rate, as determined by the Plan administrator, which may not be less than a commercial bank's prime rate on the first business day of the month in which the loan is made. The principal amount borrowed must be repaid within five years, unless the amounts borrowed are used to purchase a primary residence. Effective April 1, 2000, participants requesting new loans are limited to having only two outstanding loans at any one time.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its sponsorship of the Plan and to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, employees will become 100% vested in their participant account.

2.    Summary of Significant Accounting Policies

Basis of Accounting - The Plan's financial statements have been prepared using accounting principles generally accepted in the United States of America.

Benefit Payments to Participants and Beneficiaries - Benefits are recorded when disbursed.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

Risks and Uncertainties - The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the risk factors could materially affect participants' account balances and the amount reported in the statement of assets available for Plan benefits and changes therein.

Investment Valuation - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the asset value of shares held by the Plan at year-end. Investments that are not publicly traded, such as common collective trusts, are valued by Wells Fargo, the trustee for the Plan, based on the quoted market prices of the underlying investments. Loan receivables are stated at contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.

Investment Options - All investment options are participant-directed.

Related Party Transactions and Expenses - Certain officers and employees of CFLP, who are participants in the Plan, perform administrative services related to the operation, recordkeeping, and financial reporting of the Plan. The Company, at its option, pays these and other administrative expenses on behalf of the Plan. The Plan would pay such expenses if the Company discontinued its practice of paying them.

In addition, some of the Plan's assets are invested in the Wells Fargo S&P 500 Stock Fund, Wells Fargo Russell 2000 Index Fund, Wells Fargo Treasury Plus Inst. Money Market Fund, and the Wells Fargo S&P MidCap Stock Fund, which were collectively valued at $20,940,354 (48% of net assets) and $20,648,682 (59% of net assets) as of December 31, 2003 and 2002, respectively. Wells Fargo also manages the eSpeed Stock Fund on behalf of the Plan which was valued at $1,271,241 (3% of net assets) and $702,985 (2% of net assets) as of December 31, 2003 and 2002, respectively. These funds, as part of the Wells Fargo Collective Investment Funds, are managed by Wells Fargo Bank, an affiliate of Wells Fargo's Institutional Investments Group, the Plan's trustee, custodian and recordkeeper. Although these transactions qualify as party-in-interest transactions, they are specifically exempt in accordance with certain U.S. Department of Labor Prohibited Transaction Class Exemptions.

Reclassification - Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

3.    Income Tax Status of Plan

The Internal Revenue Service has determined and informed CFLP by letter dated November 26, 2002 that the Plan is qualified as to form with applicable sections of the Internal Revenue Code ("IRC") and, as such, the related trust is exempt from federal income taxes. The Plan has been amended since receiving the latest determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.    Investments

The Plan had the following investments, which represented 5% or more of the Plan's net assets at December 31, 2003 and 2002, respectively:

		2003	2002
*	Wells Fargo Treasury Plus Inst. Money Market Fund, 12,172,479 and 15,446,989 shares, respectively	$12,172,479	$15,446,989
	Janus Overseas Fund, 252,882 and 151,213 shares, respectively	5,224,537	2,312,050
*	Wells Fargo S&P 500 Stock Fund, 94,440 and 83,243 shares respectively	4,273,397	2,935,989
*	Wells Fargo S&P MidCap Stock Fund, 75,740 and 62,344 shares, respectively	3,265,923	1,989,384
	Dreyfus Appreciation Fund, 83,372 and 83,259 shares, respectively	3,096,437	2,597,681
	Dodge and Cox Stock Fund, 24,016 and 0 shares, respectively	2,732,497	—
	Janus Balanced Fund, 134,827 and 145,319 shares, respectively	2,688,445	2,598,299
	American Funds Growth Fund of America, 91,800 and 0 shares, respectively	2,244,502	—

*	Permitted party-in-interest as defined by ERISA.

At December 31, 2003 and 2002, the Plan had investments valued at $22,211,595 of (51% of net assets) and $21,351,667 (61% of net assets), respectively, whose values have been estimated by Wells Fargo, the trustee for the Plan in the absence of readily ascertainable market values. During the year ended December 31, 2003, those investments appreciated in value by $ 2,211,651.

During the year ended December 31, 2003, the Plan's investments (including investments bought, sold and held) appreciated (depreciated) as follows:

Equity Funds	$3,969,287
Common Collective Trusts	2,211,651
Growth Funds	671,358
Balanced Funds	289,389
Fixed Income Funds	(837)
Total Plan Net Appreciation	$7,140,848

*****

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates
Form 5500, Schedule H, Part IV, Line 4-I - Schedule of Assets Held at End of Year
As of December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment	Units	Value

*	Wells Fargo Treasury Plus Inst. Money Market Fund	Cash Equivalent	12,172,479	$12,172,479
	Janus Overseas Fund	Registered Investment Co.	252,882	5,224,537
*	Wells Fargo S&P 500 Stock Fund	Common Collective Trust	94,440	4,273,397
*	Wells Fargo S&P MidCap Stock Fund	Common Collective Trust	75,740	3,265,923
	Dreyfus Appreciation Fund	Registered Investment Co.	83,372	3,096,437
	Dodge and Cox Stock Fund	Registered Investment Co.	24,016	2,732,497
	Janus Balanced Fund	Registered Investment Co.	134,827	2,688,445
	American Funds Growth Fund of America	Registered Investment Co.	91,800	2,244,502
	PIMCO Total Return Fund	Registered Investment Co.	157,161	1,683,197
*	eSpeed Stock Fund - Matching	Common Collective Trust	180,407	1,271,241
*	Wells Fargo Russell 2000 Index Fund	Common Collective Trust	98,442	1,228,555
	Goldman Sachs Growth Opportunities Fund	Registered Investment Co.	54,356	1,036,025
	Franklin Small Cap Growth Fund	Registered Investment Co.	29,939	904,761
	MFS International New Discovery Fund	Registered Investment Co.	24,137	436,879
*	Participant loans receivable	Participant Loans	—	622,075
	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES			$42,880,950

*	Permitted party-in interest as defined by ERISA.

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates has duly caused this annual report for the fiscal year ended December 31, 2003 to be signed on its behalf by the undersigned hereunto duly authorized.

eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF CANTOR FITZGERALD, L.P. AND ITS AFFILIATES
/s/ Jay Ryan Name: Jay Ryan Title: Senior Vice President and Chief Financial Officer of eSpeed, Inc. Date: June 28, 2004

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm